Exhibit 99.1

Ardmore Shipping Announces Third Quarter 2021 Conference Call and Webcast

HAMILTON, Bermuda, Nov. 1, 2021 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that the Company plans to announce its third quarter earnings before the market opens Wednesday, November 10, 2021 and will host a conference call later in the day at 10:00 a.m. Eastern Time. The conference call and slide presentation will also be broadcast live over the Internet.

Conference Call Details:

What:	Third Quarter 2021 Conference Call and Webcast

When:	Wednesday, November 10, 2021 at 10:00 a.m. Eastern Time

Where:	There are two ways to access the conference call:

Dial-in: 844-492-3728 (domestic) or 412-542-4189 (international) Participants should reference "Ardmore Shipping"

Please dial in at least 10 minutes prior to 10:00 a.m. Eastern Time to ensure a prompt start to the call.

To access the live webcast and presentation: www.ardmoreshipping.com.

If you are unable to participate at this time, an audio replay of the call will be available through November 17 at 877-344-7529 or 412-317-0088. Enter the passcode 10161121 to access the audio replay. The webcast will also be archived on the Company's website: www.ardmoreshipping.com.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focuses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the Energy Transition Plan and completed its first projects under the ETP in June 2021.

Investor Relations Enquiries:

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com